EXHIBIT 21.1
SUBSIDIARIES OF SYNOPSYS, INC.*

Name	Jurisdiction of Incorporation
ANSYS France SAS	France
ANSYS, Inc.	Delaware
ANSYS Luxembourg Holding Company S.à.r.l.	Luxembourg
ANSYS UK Limited	United Kingdom
SNPS Ireland New Limited	Ireland
Synopsys (India) Private Limited	India
Synopsys International Limited	Ireland
Synopsys International Services, Inc.	Delaware
Synopsys Taiwan Co., Ltd.	Taiwan
Synopsys USIE Holdings LLC	Delaware

*Pursuant to Item 601(b)(21)(ii) of Regulation S-K, the names of other subsidiaries of Synopsys, Inc. are omitted because, considered in the aggregate, they would not constitute a significant subsidiary as of the end of the year covered by this report.